UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. __ )



                               Corixa Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   21887F 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                             Donald F. Parman, Esq.
                                 GlaxoSmithKline
                               One Franklin Plaza
                        Philadelphia, Pennsylvania 19102
                                 (215) 751-7633
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 April 27, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box . [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       GlaxoSmithKline plc

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [ ]

  3    SEC USE ONLY

  4    SOURCE OF FUNDS
       WC, OO

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e) [ ]

  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       England and Wales

                        7     SOLE VOTING POWER
                              0 (See Item 5)
    NUMBER OF
     SHARES             8     SHARED VOTING POWER
  BENEFICIALLY                12,147,782  (See Item 5)
    OWNED BY
 EACH REPORTING         9     SOLE DISPOSITIVE POWER
     PERSON                   0  (See Item 5)
      WITH
                        10    SHARED DISPOSITIVE POWER
                              12,147,782 (See Item 5)

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       12,147,782   (See Item 5)

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       20.4%  (See Item 5)

  14   TYPE OF REPORTING PERSON
       CO

  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       SmithKline Beecham Corporation

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [ ]
  3    SEC USE ONLY

  4    SOURCE OF FUNDS
       AF

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e) [ ]

  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Pennsylvania

                        7     SOLE VOTING POWER
                              0 (See Item 5)
    NUMBER OF
     SHARES             8     SHARED VOTING POWER
  BENEFICIALLY                11,003,626 (See Item 5)
    OWNED BY
 EACH REPORTING         9     SOLE DISPOSITIVE POWER
     PERSON                   0  (See Item 5)
      WITH
                        10    SHARED DISPOSITIVE POWER
                              11,003,626 (See Item 5)

  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,003,626 (See Item 5)

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       18.4% (See Item 5)

  14   TYPE OF REPORTING PERSON
       CO

Item 1.    Security and Issuer

           This statement on Schedule 13D relates to the common stock, par value $0.001 per share ("Corixa Common Stock"), of Corixa Corporation, a Delaware corporation ("Corixa"). The address of Corixa's principal executive offices is 1900 Ninth Avenue, Suite 1100, Seattle, Washington 98101.

Item 2.    Identity and Background.

           (a)-(c) This statement is filed by GlaxoSmithKline plc, an English public limited company ("GSK") and SmithKline Beecham Corporation, a Pennsylvania corporation ("SKB"), a wholly owned subsidiary of GSK. The address of GSK's principal business and principal office is 980 Great West Road, Brentford, Middlesex, TW8 9GS, England, and the address of SKB's principal business and principal office is One Franklin Plaza, Philadelphia, Pennsylvania 19102. GSK is one of the world's leading research-based pharmaceutical and healthcare companies. SKB discovers, develops, manufactures and markets pharmaceuticals, vaccines, over-the-counter medicines and health-related products.

           Certain information with respect to the executive officers and directors of GSK and SKB is set forth in Schedule A, which is incorporated herein by reference.

           (d) During the last five years neither GSK nor SKB, nor, to the best knowledge of GSK and SKB, any of the other persons listed on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

           (e) During the last five years, neither GSK nor SKB, nor to the best knowledge of GSK and SKB, any of the other persons listed on Schedule A, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

           (f) See Schedule A.

Item 3.    Source and Amount of Funds or Other Consideration.

           Prior to April 29, 2005, GSK had indirectly acquired an aggregate of 5,002,109 shares of Corixa common stock, funded through a combination of the repayment by Corixa (by issuance of 3,482,433 shares of Corixa Common Stock to GSK) of a $15 million loan from GSK and working capital of GSK and its investing subsidiaries.

           As described in response to Item 4, certain stockholders of Corixa (the "Stockholders") entered into a Support Agreement with SKB as an inducement to SKB to enter into the Merger Agreement described in Item 4. SKB did not pay additional consideration to the Stockholders in connection with the execution and delivery of the Support Agreements. Pursuant to the Support Agreements, the Stockholders granted SKB an irrevocable proxy to vote the 7,145,673 shares of Corixa common stock over which the Stockholders have voting power (the "Support Agreement Shares"). SKB presently expects the consideration paid by it to the holders of Corixa Common Stock following consummation of the Merger will be provided by SKB from working capital of SKB.

Item 4.    Purpose of Transaction.

           (a)-(b) On April 29, 2005, SKB, GSK Delaware Corp., a Delaware corporation and a direct wholly owned subsidiary of SKB ("Merger Sub"), and Corixa entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for the merger of Merger Sub with and into Corixa (the "Merger"), with Corixa surviving the Merger as a wholly owned subsidiary of SKB, upon the terms and subject to the conditions set forth in the Merger Agreement. A copy of the press release announcing the Merger is included as Exhibit 1 hereto, which is incorporated herein by reference and the Merger Agreement is included as Exhibit 2 hereto and the description of the Merger Agreement contained herein is qualified in its entirety by reference to Exhibit 2, which is incorporated herein by reference.

           In connection with the execution of the Merger Agreement, in order to induce SKB to enter into the Merger Agreement, each of the Stockholders entered into a Support Agreement with SKB, dated as of April 29, 2005 (each a "Support Agreement" and, collectively, the "Support Agreements"). Pursuant to the Support Agreements, each Stockholder has agreed, among other things, subject to the terms and conditions of the Support Agreements, (a) to vote all shares of Corixa Common Stock owned by him, her or it in favor of the adoption of the "agreement of merger" (as such term is used in Section 251 of the Delaware General Corporation Law) contained in the Merger Agreement and any action required in furtherance thereof, and against any proposal or offer of a Competing Transaction (as defined in the Support Agreements); (b) to appoint SKB as his, her or its attorney and proxy in accordance with the Delaware General Corporation Law for purposes of securing such voting commitments; and (c) to not transfer, assign, sell, gift-over, pledge or otherwise dispose of or encumber, or consent to any of the foregoing, any or all of the shares of Corixa Common Stock owned by him, her or it. Each Support Agreement terminates upon the earlier to occur of (i) the effective time of the Merger, (ii) the termination of the Merger Agreement and (iii) the mutual agreement of the parties to such Support Agreement. The name of each Stockholder and the number of shares of Corixa Common Stock held by such Stockholder and subject to the applicable Support Agreement are set forth in Item 5. A copy of the form of Support Agreement is included as Exhibit 3 hereto and the description of the Support Agreements contained herein is qualified in its entirety by reference to Exhibit 3, which is incorporated herein by reference.

           (c) Not applicable.

           (d) Upon consummation of the Merger, the directors of the Surviving Corporation (as defined in the Merger Agreement) shall be the existing directors of Merger Sub immediately prior to the effective time of the Merger, until the earlier of their resignation or removal or until their respective successors are duly elected (as the case may be) and qualified.

           (e)-(f) Not applicable.

           (g) Pursuant to the Merger Agreement, upon consummation of the Merger, the Certificate of Incorporation and Bylaws of Corixa shall be the Certificate of Incorporation and Bylaws of Merger Sub in effect immediately prior to the effective time of the Merger.

           (h)-(i) Upon consummation of the Merger, Corixa Common Stock will be delisted from the Nasdaq National Market and will become eligible for termination of registration pursuant Section 12(g)(4) of the Act.

           (j) Other than as described above, GSK and SKB currently have no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(i) of Schedule 13D (although GSK and SKB reserve the right to develop such plans).

Item 5.    Interest in Securities of the Issuer.

           (a)-(b) SKB is the direct owner of 3,857,953 shares of Corixa Common Stock, which represents approximately 6.5% of the issued and outstanding shares of Corixa Common Stock based on information provided by Corixa that there were 59,650,085 shares of Corixa Common Stock outstanding as of April 29, 2005. By reason of the Support Agreement SKB may also be deemed to be the beneficial owner of the Support Agreement Shares, which, based on the foregoing information, represent approximately 12.0% of the issued and outstanding shares of Corixa Common Stock as of April 29, 2005. By reason of the foregoing SKB may be deemed to beneficially own in the aggregate 11,003,626 shares of Corixa Common Stock, which, based on the foregoing information, represent approximately 18.4% of the issued and outstanding shares of Corixa Common Stock as of April 29, 2005.

           GSK, as the sole parent of SKB, may be deemed to indirectly beneficially own the 11,003,626 shares of Corixa Common Stock that may be beneficially owned by SKB as described above. In addition GSK is the beneficial owner of an additional 1,144,156 shares of Corixa Common Stock by virtue of the fact these shares are held by the following wholly owned indirect subsidiaries of GSK in the amounts indicated:


                                                  Number of Shares of    Percent*
Name                                              Corixa Common Stock
----                                              -------------------    --------
S.R. One, Limited                                     530,427               0.9%
SmithKline Beecham plc                                427,807               0.7%
GlaxoSmithKline Biologicals Manufacturing s.a.        185,922               0.3%

*  Based on 59,650,085 outstanding as of April 29, 2005

           The names of the Stockholders, the number of their shares of Corixa Common Stock subject to the Support Agreements and the percentage represented by such shares, are the following:

                                                  Number of Shares of   Percent*
Stockholder                                       Corixa Common Stock
----                                              -------------------    --------
Steven Gillis, Ph.D.                              349,114                   0.6%
Robert Momsen                                     81,174                    0.1%
Arnol Oronshk, Ph.D.                              62,394                    0.1%
InterWest Entities, in aggregate                  2,943,204                 4.9%
Sprout Entities, in aggregate                     3,709,787                 6.2%

* Based on 59,650,085 outstanding as of April 29, 2005

           Pursuant to Rule 13d-4 under the Act, this Schedule 13D shall not be deemed an admission that GSK and SKB are, for purposes of Section 13(d) of the Act, the beneficial owners of the Support Agreement Shares. Except as set forth in this Item 5, neither GSK nor SKB nor, to the best of GSK and SKB's knowledge, any person identified on Schedule A hereto, beneficially owns any shares of Corixa Common Stock.

           (c) Except as described in this Schedule 13D, there have been no transactions in the shares of Corixa Common Stock effected by GSK or SKB or, to the best of GSK and SKB's knowledge, any person identified on Schedule A hereto, during the last 60 days.

           (d)-(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

           The information set forth on Exhibits 2 and 3 attached hereto are incorporated herein by reference. Neither GSK nor SKB nor, to the best knowledge of GSK and SKB, any of the persons listed in Schedule A hereto, has a contract, arrangement, understanding or relationship with any other person regarding any securities of Corixa, including but not limited to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of Corixa.

Item 7.    Material to be Filed as Exhibits.

           Exhibit 1.     Press Release, dated April 29, 2005.
           Exhibit 2 Agreement and Plan of Merger, dated as of April 29, 2005 among the SKB, Merger Sub and Corixa.
           Exhibit 3. Form of Support Agreement, dated as of April 29, 2005, between SKB and each of the Stockholders.

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date: April 29, 2005

                                        GLAXOSMITHKLINE PLC


                                        By: /s/ Donald F. Parman
                                            ----------------------
                                            Name: Donald F. Parman
                                            Title: Authorized Signatory


                                        SMITHKLINE BEECHAM CORPORATION


                                        By: /s/ Donald F. Parman
                                            ----------------------
                                            Name: Donald F. Parman
                                            Title: Vice President and Secretary

                                   Schedule A

GlaxoSmithKline plc

Name
                                                             Principal Occupation or
Board of Directors              Business Address             Employment                   Citizenship

                                One Franklin Plaza
Dr. Jean-Pierre Garnier         Philadelphia, PA 19102       Chief Executive Officer      French/USA

                                980 Great West Road
                                Brentford
                                Middlesex

Julian Heslop                   England TW8 9GS              Chief Financial Officer      British

                                                             Executive Director
                                709 Swedeland Road           Chairman Research and
Dr. Tadataka Yamada             King of Prussia, PA  19406   Development                  USA

                                980 Great West Road
                                Brentford
                                Middlesex,
Sir Christopher Gent            England TW8 9GS              Company Director             British

                                980 Great West Road
                                Brentford
                                Middlesex, England
Sir Crispin Davis               TW8 9GS                      Company Director             British

                                980 Great West Road
                                Brentford
                                Middlesex, England
Sir Ian Prosser                 TW8 9GS                      Company Director             British

                                980 Great West Road
                                Brentford
                                Middlesex, England
Dr. Lucy Shapiro                TW8 9GS Company              Director                     USA

                                980 Great West Road
                                Brentford
                                Middlesex, England
Lawrence Culp                   TW8 9GS                      Company Director             USA

                                980 Great West Road
                                Brentford
                                Middlesex, England
Sir Deryck Maughan              TW8 9GS                      Company Director             British

                                980 Great West Road
                                Brentford
                                Middlesex, England
Dr. Ronaldo Schmitz             TW8 9GS                      Company Director             British

                                980 Great West Road
                                Brentford
                                Middlesex, England
Sir Robert Wilson               TW8 9GS                      Company Director             British

Glaxo Smith Kline
Company Secretary
                                980 Great West Road
                                Brentford
                                Middlesex, England
Simon Bicknell                  TW8 9GS                      Company Director             British

Glaxo Smith Kline
Corporate Executive Team

                                One Franklin Plaza
Dr. Jean-Pierre Garnier         Philadelphia, PA 19102       Chief Executive Officer      French/USA

                                980 Great West Road
                                Brentford
                                Middlesex, England
Julian Heslop                   TW8 9GS                      Chief Financial Officer      British

                                980 Great West Road
                                Brentford
                                Middlesex, England           Senior Vice President and
Rupert M. Bondy                 TW8 9GS                      General Counsel              British

                                One Franklin Plaza
Ford Calhoun                    Philadelphia, PA  19102      Chief Information Officer    USA

                                GSK Building
                                6-15, Sendagaya
                                4 chome, Shibuya-ku          President
Marc Dunoyer                    Tokyo 151-8566               Pharmaceuticals Japan        French

                                980 Great West Road
                                Brentford President
                                Middlesex, England           Pharmaceuticals
Russell Greig                   TW8 9GS                      International                British

                                One Franklin Plaza           Senior Vice President
Daniel J. Phelan                Philadelphia, PA  19102      Human Resources              USA

                                Five Moore Drive
                                PO Box 13398
                                Research Triangle            President
                                Park, North Carolina         Global Manufacturing &
David Pulman                    27709                        Supply                       British

                                One Franklin Plaza           President Pharmaceutical
David M. Stout                  Philadelphia, PA  19102      Operations                   USA

                                Five Moore Drive
                                PO Box 13398
                                Research Triangle Park       President
Christopher Viehbacher          North Carolina  27709        US Pharmaceutical            German/Canadian

                                980 Great West Road
                                Brentford
                                Middlesex, England           President
Andrew Witty                    TW8 9GS                      Pharmaceuticals Europe       British

                                                             Executive Director
                                709 Swedeland Road           Chairman Research and
Dr. Tadataka Yamada             King of Prussia, PA  19406   Development                  USA

                                980 Great West Road
                                Brentford                    Senior Vice President
                                Middlesex, England           Corporate Communications &
Jennie Younger                  TW8 9GS                      Community Partnerships       British

                                One Franklin Plaza President
Jack Ziegler                    Philadelphia, PA  19102      Consumer Healthcare          USA



SmithKline Beecham Corporation

                                One Franklin Plaza Director
David M. Stout                  Philadelphia, PA  19102      Chairman                     USA

                                709 Swedeland Road Director
Dr. Tadataka Yamada             King of Prussia, PA  19406   Vice Chairman                USA

                                One Franklin Plaza Director
Jack Ziegler                    Philadelphia, PA  19102      Vice Chairman                USA

                                Five Moore Drive
                                PO Box 13398
                                Research Triangle
                                Park                         Director
Christopher Viehbacher          North Carolina 27709         President                    German/Canadian

                                                             Director
                                One Franklin Plaza           Senior VP, Finance
Michael Corrigan                Philadelphia, PA  19102      U.S. Pharmaceuticals         USA

                                One Franklin Plaza           Senior VP, Legal
S. Mark Werner                  Philadelphia, PA 19102       Operations-U.S. and GMS      USA

                                USA One Franklin Plaza
                                Vice President
Donald F. Parman                Philadelphia, PA  19102      and Secretary                USA

                                980 Great West Road
                                Brentford
                                Middlesex
Sarah-Jane Chilver-Stainer      England TW8 9GS              Treasurer                    British